Exhibit 99.2

FIRST AMENDMENT TO

AMENDED AND RESTATED CLAIMS RECOVERY AND ASSIGNMENT AGREEMENT

THIS FIRST AMENDMENT TO AMENDED AND RESTATED CLAIMS RECOVERY AND ASSIGNMENT AGREEMENT (this “Amendment”), effective as of September 30, 2022 (the “Effective Date”), is entered into by and among Cano Health, LLC, a Florida limited liability company, on behalf of itself and its designated subsidiaries and controlled network affiliates under risk-sharing contracts with capitated health plans including Medicare Advantage Plans that have contracted with the Centers for Medicare and Medicaid Services (“CMS”) to provide healthcare services, with its principal business address at 9725 NW 117th Avenue, Suite 200, Miami, Florida 33178 (“Assignor”), Series 17-03-569, a designated series of MSP Recovery Claims, Series LLC, a Delaware series limited liability company, together with its affiliates, successors, and permitted assigns, with its principal business address at 2701 S. Le Jeune Road, Tenth Floor, Coral Gables, Florida 33134 (“Assignee”), and MSP Recovery, LLC, a Florida limited liability company (“MSP Recovery”), and hereby amends the Amended and Restated Claims Recovery and Assignment Agreement, effective December 31, 2021, by and among Assignor, Assignee and MSP Recovery (as amended, the “Agreement”). Assignor, Assignee, and MSP Recovery are to be collectively referred to herein as the “Parties.” Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Agreement.

BACKGROUND

A.

Assignor desires to assign, and Assignee desires to assume, (i) certain claims constituting Acquired Claims as contemplated in that certain letter dated July 20, 2022, from MSP Recovery Law Firm to Assignor; and (ii) 2023 Claims.

B.	The parties desire to amend certain compensation terms of the Agreement.

AMENDMENT

In consideration of the mutual covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree to amend the Agreement as follows:

1.	The Agreement is hereby amended as follows:

a.

Future Claims. Assignor confirms and ratifies that it has assigned Future Claims with dates of Services through September 30, 2022. For the avoidance of doubt, a transfer of claims data, once completed, with dates of service after September 30, 2022, will constitute an assignment and shall be deemed to be Assigned Claims.

b.

Acquired Claims. Assignor irrevocably assigns, transfers, conveys, sets over, and delivers to Assignee, and any of its successors and permitted assigns, any and all of Assignor’s right, title, ownership, and interest in and to all Claims arising from Assignor’s Acquired Claims, related to the entities listed on Exhibit A of this Amendment, for the period encompassing dates of service from 2011 continuing up to and including December 31, 2022 (“OC/ACH Acquired Claims”). Assignor has provided, or will provide, Assignee or MSP Recovery, with claims data related to these OC/ACH Acquired Claims, of which the aggregate amount of claims paid totaled approximately $4.8 billion. Assignor will provide (a) ongoing data transfers of any updated claims data for the OC/ACH Acquired Claims at intervals of no less than 90 days, and (b) within 10 (ten) days following the end of each month, data transfers of all claims data for the OC/ACH Acquired Claims (e.g., November 2022 claims data within the first ten days of December 2022). The Parties agree that a transfer of claims data, once completed, with dates of service after September 30, 2022, will constitute an assignment and shall be deemed to be Assigned Claims.

c.

2023 Assigned Claims. Assignor shall irrevocably assign, transfer, convey, set over, and deliver to Assignee, and any of its successors and permitted assigns, any and all of Assignor’s right, title, ownership, and interest in and to all Claims arising from Assignor’s direct and controlled network affiliate operations during calendar year 2023 (the “2023 Assigned Claims”). The Parties agree that a transfer of 2023 Claims Data, once completed, will constitute an assignment, and the 2023 Assigned Claims will become part of Assigned Claims. This assignment is broad with respect to recovery efforts and is not limited to any particular recovery strategy regarding reimbursement or recovery efforts other than as set forth in the Agreement.

d.

2023 Acquired Claims. Subject to a separate agreement or agreements to be negotiated, Claims acquired as part of the acquisition(s) of businesses acquired by Assignor during calendar year 2023 shall be “2023 Acquired Claims”. Assignor will use commercially reasonable efforts to notify MSP Recovery of acquisitions prior to the closing of the acquisitions, and will provide Assignee with the right to review, before any other claims recovery service provider, claims data held by entities that Assignor plans to acquire in order to enable Assignee to determine the payment amount for retrospective 2023 Acquired Claims as of the closing of the acquisition. Assignor may elect not to assign, and/or Assignee may elect not to acquire, the 2023 Acquired Claims, each in their discretion, by notifying the other party in writing of its election not to enter into such assignment.

e.	Amendment to Payment Terms.

i.	Section 3.1(a)(i) of the Agreement is deleted and replaced in its entirety as follows:

1,000,000 shares of the Class A Common Stock of MSP Recovery, Inc (NASDAQ: MSPR) (the “MSPR Shares”) at a unit price of $10.00 per share. The MSPR Shares will be issued promptly following the closing of the BCA. If on the date that is one business day immediately prior to the first to occur of (i) MSPR filing its Form 10-K for 2022 and (ii) April 30, 2023, the twenty (20) trading day trailing average closing MSPR Share price is below $10, then Assignee shall cause MSP Recovery, Inc (“MSPR”) to issue and deliver to Assignor on such prior date additional MSPR Shares, and/or receive adequate replacement consideration satisfactory to Assignor, to achieve a total market value of not less than $10,000,000 (the “True-Up”). If the True-Up would require the issuance of more than 19.99% of the total outstanding MSPR Shares, then in that event, Assignor shall receive up to 19.99% of MSPR Shares and the remaining value of the True-Up shall be paid in cash. Assignee shall ensure that MSPR makes all appropriate filings to register the MSPR Shares issued pursuant to this section within 10 business days of the first to occur of (i) and (ii) above, and uses commercially reasonable best efforts to cause such filings to become effective, and the shares to become fully registered, unrestricted and freely tradeable, as soon as possible; provided that Assignor provides MSPR with all information and materials regarding Assignor as reasonably required by MSPR in connection with the registration of the MSPR Shares; or,

ii.	Section 3.2(a) of the Agreement is deleted and replaced in its entirety as follows:

$10,000,000 (Ten Million Dollars), which shall be paid to Assignor by Assignee in the form of cash or, at the election of Assignee, in MSPR Shares at the fair market value (closing price) on the date of issuance (the “Future Claims Consideration”). Such cash payment shall be paid, or if paid in MSPR Shares, such shares shall be issued and delivered by MSPR, to Assignor on the date that is one business day immediately prior to the date first to occur of (i) the date on which MSPR files its Form 10-K for 2022 and (ii) April 30, 2023. Assignee shall ensure that MSPR makes all appropriate filings to register the MSPR Shares issued pursuant to this section within 10 business days of the issuance of such shares, and uses commercially reasonable best efforts to cause such filings to become effective, and the shares to become fully registered, unrestricted and freely tradeable, as soon as possible; provided that Assignor provides MSPR with all information and materials regarding Assignor as reasonably required by MSPR in connection with the registration of the MSPR Shares. Notwithstanding anything to the contrary herein and for the avoidance of doubt, the Parties acknowledge and agree that the Future Claims Consideration has been fully earned by Assignor and shall be paid in full all at one time as set forth in this section, notwithstanding the lead in sentence of Section 3.2. In the event that the Future Claims Consideration shall require issuance of more than 19.99% of the total outstanding MSPR Shares, then in that event, Assignor shall receive up to 19.99% of MSPR Shares and the remaining value of the Future Claims Consideration shall be paid in cash; and

f.

Payment for OC/ACH Acquired Claims. Notwithstanding anything to the contrary in the Agreement, as consideration for the OC/ACH Acquired Claims, Assignee shall pay to Assignor $17,000,000 (seventeen million dollars) in cash or, at Assignee’s election, by causing MSPR to issue Class A Common Stock of MSPR to Assignor in an amount equal to such value based on a per share price equal to the 10-day volume weighted average price of such shares immediately prior to the share issuance date. Such cash payment shall be paid, or if paid in MSPR Shares, such shares shall be issued and delivered by MSPR, to Assignor on the date that is one business day immediately prior to the date first to occur of (i) the date on which MSPR files its Form 10-K for 2022 and (ii) April 30, 2023. Assignee shall ensure that MSPR makes all appropriate filings to register the MSPR Shares issued pursuant to this section within 10 business days of the issuance of such shares, and uses commercially reasonable best efforts to cause such filings to become effective, and the shares to become fully registered, unrestricted and freely tradeable, as soon as possible; provided that Assignor provides MSPR with all information and materials regarding Assignor as reasonably required by MSPR in connection with the registration of the MSPR Shares. The Parties acknowledge that (a) the original estimate of the value of the OC/ACH Acquired Claims as of June 2022 was $8,616,307, and after further analysis conducted in the third calendar quarter of 2022, the Parties concluded the value of such claims, plus claims through December 31, 2022, to be $17,000,000 in total; and (b) the value of the OC/ACH Acquired Claims assigned to Assignee was transferred, or will be transferred, as follows: (i) $8,616,307 in the second calendar quarter of 2022, (ii) $7,883,693 in the third calendar quarter of 2022 and (iii) shall be $500,000 in the fourth calendar quarter of 2022.

g.

Payment for 2023 Assigned Claims. Assignee shall pay Assignor, over four equal installments and paid on a calendar quarterly basis, an amount equal to $4,750,000 (Four Million Seven Hundred Fifty Thousand Dollars) for all 2023 Assigned Claims (each such payment, a “Quarterly Payment”), plus 2.5% of Net Proceeds, as defined below, (“Net Proceeds Payment”) (both the “Quarterly Payment” and “Net Proceed Payment” collectively referred to as “Compensation Amount”) as follows:

i.	Quarterly Payment. $4,750,000 (Four Million Seven Hundred Fifty Thousand Dollars) shall be payable in the four installments as follows:

1.

Assignee shall pay in cash or, at the election of Assignee and subject to the receipt by MSP Recovery (or MSPR, as applicable) of all necessary approvals for issuance, in MSPR Shares to be issued to Assignor in an amount equal to the quotient obtained by dividing (A) $4,750,000 by (B) the applicable Share Purchase Price (as defined below) associated with such issuance date, rounded up to the nearest whole share, in four equal installments over four calendar quarters. For the purposes of this section, the term “Share Purchase Price” shall mean, with respect to each quarter, the 10-day volume weighted average price prior to the share issuance date. If paid in MSPR Shares, the shares will be issued on a calendar quarter basis, and Assignor will agree and be subject to a lock-up for the respective MSPR Shares issued for a quarter for a period of six (6) months from the date of issuance of such shares. If on the six (6) month anniversary of issuance of MSPR Shares, the twenty (20) trading day trailing average closing share price is below the respective Share Purchase Price for such issuance, then Assignee will cause additional MSPR Shares to be issued to Assignor, and/or pay to Assignor adequate replacement consideration satisfactory to Assignor, to achieve a total market value of not less than $4,750,000 (the “True-Up”). If the payment of MSPR Shares would require the issuance of more than 19.99% of the total outstanding MSPR Shares, then in that event, Assignor shall receive up to 19.99% of MSPR Shares and the remaining value shall be paid in cash. All quarterly payments required under this section shall be paid and delivered within 30 days following the end of the quarter. Assignee shall ensure that any shares issued pursuant to this section shall be unrestricted and fully registered and tradeable upon termination of each respective six-month period.

ii.

Net Proceeds Payment. 2.5% of all Net Proceeds (as defined below) from all Claims, payable with respect to each calendar quarter on not later than the fifteenth (15th) day following such calendar quarter, subject to regular reporting required by Section 2.2.2 of the Agreement and quarterly reconciliation and paid, at Assignee’s election, in the form of (i) cash or (ii) cash equivalent in MSPR Shares at the fair market value (closing price) of the last day of each calendar quarter. In no event will Assignor be issued MSPR Shares that constitute more than 19.99% of the total outstanding MSPR Shares.

The “Net Proceeds” of any Assigned Claim is defined as the gross amount recovered or received by Assignee with respect to such Assigned Claim, minus any reasonable costs directly traceable to such Assigned Claim(s) for which recovery was made. Any reasonable attorneys’ fees that may be recovered pursuant to a fee shifting statute, or awarded by a court pursuant to a multi-district litigation and/or a class action or any other mass tort litigation or from a total settlement award and/or the defendant agrees to a negotiated fee award by settlement or otherwise, will not be deducted from the gross amount recovered nor affect Assignor’s share of Net Proceeds.

Example:

•	Assignee recovers $12,000 and incurs $500 in costs with respect to an Assigned Claim.

•	Net Proceeds for such Assigned Claims = $11,500

•	Assignor receives 2.5% of $11,500 = $230 (payable in cash or stock, at Assignee’s election)

•	Assignee receives 97.5% of $11,500 = $11,270

h.	Payment for 2023 Acquired Claims. With respect to the 2023 Acquired Claims, MSP Recovery and Assignor agree that the following terms are generally acceptable:

i.

Consideration for assignment of such 2023 Acquired Claims shall be increased proportionately to the value agreed for Future Claims, based on the ratio of $10,000,000 for $2.6 billion of gross revenue, which is 0.40% of total capitated revenue for the last 3 years for the acquired entity’s retrospective and prospective Claims, payable in MSPR Shares as provided in Section 3.1(b) issued on the date of assignment of the 2023 Acquired Claims. If the issuance of such MSPR Shares is greater than 19.99% of the total outstanding MSPR Shares, then in that event, Assignor shall receive up to 19.99% of MSPR Shares and the remaining value will be paid in cash; and,

ii.

2.5% of all Net Proceeds from the assigned 2023 Acquired Claims, payable with respect to each calendar quarter on not later than the tenth (10th) day following such calendar quarter, subject to regular reporting required by Section 2.2.2 and quarterly reconciliation and paid, at the election of Assignee, in the form of (i) cash or (ii) the cash-equivalent in MSPR Shares at the fair market value (closing price) of the last day of each calendar quarter. In no event will Assignor be issued MSPR Shares that constitute more than 19.99% of the MSPR Shares.

iii.

However, the Parties agree the actual terms and conditions for 2023 Acquired Claims, if any, are subject to a separate agreement or agreements to be negotiated and no party is obligated to assign or assume, or to enter into this arrangement or honor these terms with respect to, the 2023 Acquired Claims.

2.	Miscellaneous

a.	Except as otherwise modified by this Amendment, the Agreement shall remain in full force and effect. Any conflict between this Amendment and the Agreement shall be resolved in favor of the former.

b.

This Amendment may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and same instrument. This Amendment may be signed electronically, and a signed copy may be transmitted by facsimile, email, or other means of electronic transmission, which shall have the same legal effect as delivery of an original executed copy of the Amendment.

c.

For the avoidance of doubt, all MSPR Shares issued pursuant to the Agreement shall be duly authorized by MSPR when issued and delivered to Assignor and registered with MSPR’s transfer agent, the MSPR Shares will be validly issued, fully paid, and non-assessable, free and clear of any liens or other restrictions whatsoever (other than those arising under state or federal securities laws), and will not have been issued in violation of or subject to any preemptive or similar rights created under MSPR certification of incorporation and bylaws or under the laws of the State of Delaware.

d.	MSPR guarantees the obligations of Assignee and MSP Recovery under the Agreement.

[Signatures on the Following Page]

The Parties hereto have caused this Amendment to be executed and delivered as of the Effective Date.

CANO HEALTH, LLC a Florida limited liability company		SERIES 17-03-569, a designated series of MSP RECOVERY CLAIMS, SERIES LLC a Delaware limited liability company

		By:	MSP Recovery, LLC, its Manager

Sign:	/s/ Marlow Hernandez	Sign:	/s/ Alexandra Plasencia
Print:	Marlow Hernandez	Print:	Alexandra Plasencia
Title:	CEO	Title:	General Counsel

MSP RECOVERY, LLC a Florida limited liability company

		Sign:	/s/ Alexandra Plasencia
		Print:	Alexandra Plasencia
		Title:	General Counsel / Authorized Rep.
MSP Recovery, Inc.

Acknowledged and accepted:

MSP RECOVERY, INC.

		Sign:	/s/ Alexandra Plasencia
		Print:	Alexandra Plasencia
		Title:	General Counsel

EXHIBIT A

OC/ACH ACQUIRED CLAIMS ENTITIES

1.	Orange Care Group

a.	Orange Healthcare Administration LLC

b.	Orange Care Group South Florida Management Services Organization

c.	Orange Care Management Services Organization LLC MSO

d.	Orange Accountable Care Organization of South Florida LLC

e.	Orange Accountable Care Organization LLC

f.	Orange Care IPA LLC

g.	Orange Care IPA of New York

h.	Orange Care IPA of New Jersey

i.	Total Care ACO LLC d/b/a Orange Accountable Care New York LLC

2.	American Choice Healthcare, LLC (“ACH”)

a.	This is an entity with a Medicare risk contract that Assignor formed and to which Assignor assigned the majority of the Orange Care Group members effective as of January 1, 2022.